Exhibit 99.1

Tikcro Technologies Reports First Quarter 2020 Results

Hadera, Israel, June 26, 2020 - Tikcro Technologies Ltd. (OTCQB: TIKRF), a pre-clinical stage developer of antibodies for cancer immune-therapy, today reported its financial results for the first quarter ended March 31, 2020.

"We are exploring strategic opportunities for our anti-CTLA-4 antibody, which shows strong comparative results in pre-clinical cancer treatment assays. We reduced our operating expenses and are also considering businesses for a reverse merger and other corporate alternatives ,” said Aviv Boim, CEO of Tikcro.

Financial Results for the First Quarter Ended March 31, 2020
Net loss for the first quarter of 2020 was $96,000, or $0.01 per diluted share, compared to a net loss of $271,000, or $0.03 per diluted share, for the same period last year.

As of March 31, 2020, the company reported $4.3 million in cash, cash equivalents and short-term bank deposits.

Financial Results for the Fourth Quarter and Full Year Ended December 31, 2019
Net loss for the fourth quarter of 2019 was $173,000, or $0.02 per diluted share, compared to a net loss of $421,000, or $0.04 per diluted share, for the same period last year.

Net loss for the year ended December 31, 2019 was $929,000, or $0.09 per diluted share, compared to a net loss of $1,405,000, or $0.14 per diluted share, for the year ended December 31, 2018.

The company’s audited financial statements for the year ended December 31, 2019 are included in its annual report on Form 20-F, which was filed with the Securities and Exchange Commission on June 1, 2020. Attached are the company’s results for the three months ended December 31, 2019.

Results of the Extraordinary General Meeting of Shareholders
On March 12, 2020, the Company’s shareholders duly approved the proposal on the agenda by the requisite majority, as described in the proxy statement dated February 6, 2020.

About Tikcro Technologies
Tikcro Technologies Ltd. (OTCQB: TIKRF) has developed certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to sell or license the rights to our CTLA-4 antibody on reasonable terms or at all, our ability to identify an attractive business for a reverse merger and, if we do, our ability to consummate the merger on reasonable terms. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

For more information, please contact:
Investor Contact
Allison Soss
KCSA Strategic Communications
Phone: 212-896-1267
Email: asoss@kcsa.com

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)

	March 31, 2020	December 31, 2019
	Unaudited	Audited
Assets
Current assets
Cash, cash equivalents and short-term bank deposits	$4,191	$4,273
Restricted cash	81	83
Receivables and other financial asset	34	40
Total current assets	4,306	4,396

Property and equipment, net	1	26

Total assets	$4,307	$4,422

Liabilities and Shareholders' Equity

Current liabilities:
Other current liabilities	$180	$200

	180	200

Shareholders' equity	4,127	4,222

Total liabilities and shareholders' equity	$4,307	$4,422

	Three Months Ended March 31,
	2020	2019

Research and development expenses	$-	$137

General and administrative expenses, net	111	146

Total operating expenses	111	283

Operating loss	(111)	(283)

Financial income, net	15	12

Net loss	$(96)	$(271)

Basic and diluted net loss per share	$(0.01)	$(0.03)

Weighted average number of shares used computing basic and diluted loss per share	9,879	9,879

Tikcro Technologies Ltd.
Statements of Operations
(US dollars in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018

Research and development Expenses	$60	$164	$442	$692

General and administrative expenses, net	148	283	581	766

Total operating expenses	208	447	1,023	1,458

Operating loss	(208)	(447)	(1,023)	(1,458)

Financial income, net	35	26	94	53

Net loss	$(173)	$(421)	$(929)	$(1,405)

Basic and diluted net loss per share	$(0.02)	$(0.04)	$(0.09)	$(0.14)

Weighted average number of shares used computing basic and diluted loss per share	9,879	9,879	9,879	9,879